

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2026

Leonard Mazur
Chief Executive Officer
Citius Oncology, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

   **Re: Citius Oncology, Inc.**
     **Registration Statement on Form S-3**
     **Filed January 5, 2026**
     **File No. 333-292577**

Dear Leonard Mazur:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc:  Christopher Agoranos